UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of May, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    May 24, 2005                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                        MAY 24, 2005


              SURFACE CHANNEL SAMPLING RESULTS VERY ENCOURAGING AT
               THE LA TRINI SILVER-GOLD PROSPECT, JALISCO, MEXICO

       RESULTS INCLUDE: 12.3 M AVERAGING 3 G/T GOLD AND 154 G/T SILVER AND
                 6.25M AVERAGING 8.7 G/T GOLD AND 179 G/T SILVER

VANCOUVER,  CANADA - TUMI RESOURCES LIMITED (TSXV - TM; OTCBB - TUMIF; FRANKFURT
- TUY). Mr. David Henstridge, President, is pleased to announce the results of the surface channel sampling program at the La Trini silver-gold prospect, Jalisco, Mexico.

La Trini outcrops within a gently northerly-dipping silicified rhyolite containing disseminated pyrite and argentite. Recent mapping within the outcrop area has recorded numerous pits and mineralized zones and all accessible mineralized exposures have been channel sampled along a strike distance of about 330 metres. Using a cut-off grade of 30 g/t silver, results of this surface channel sampling are listed in the table below.

                      SURFACE CHANNEL SAMPLING AT LA TRINI
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  TRENCH            SAMPLE
COORDINATE          LENGTH                  GOLD                  SILVER
   (E)             (Metres)             (grams/tonne)          (grams/tonne)
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  4834               7.30                    0.3                    116
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  4844               3.00                    1.3                    137
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  4884               3.00                  <0.01                    164
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  4944               2.25                    0.4                    127
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  4953              20.80                    0.6                    108
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  4962               4.35                    0.8                     83
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  4970               6.80                    0.2                     60
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  4980              12.90                    1.3                    199
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  4992               6.25                    8.7                    179
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  5036              12.30                    3.0                    154
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  5046               4.10                    1.3                    105
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  5052               7.90                    5.2                    179
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  5070               4.30                    1.4                    109
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  5076               2.60                    1.4                     46
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  5086               7.00                    4.1                    163
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  5110               4.90                    1.2                    316
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  5117               6.00                    0.2                    125
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  5140              11.20                    0.5                    109
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  5165               9.50                    0.1                     82
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The company is very  encouraged by these results as it supports the potential to discover bulk tonnage disseminated silver/gold mineralization this property. Two adits, about 40 metres vertically apart, were reconditioned and 110 channel samples ranging in length from 1.05m to 2.6m have been taken. Results are expected soon.



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The qualified person for the La Trini project, David Henstridge, a Fellow of the
Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the La Trini project area to see the sample sites and verified the contents of this news release.


On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------             website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.










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